SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Mission West Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

605203108
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 605203108	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG DASA Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (See Items 5)*
14	TYPE OF REPORTING PERSON CO
*
The calculation is based on a total of 22,674,020 shares of Common Stock of the Issuer outstanding as of October 31, 2012 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2012.

CUSIP No. 605203108	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN
*
The calculation is based on a total of 22,674,020 shares of Common Stock of the Issuer outstanding as of October 31, 2012 as reported on the Issuer’s Form 10-Q filed with the Commission on November 9, 2012.

CUSIP No. 605203108	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN
*
The calculation is based on a total of 22,674,020 shares of Common Stock of the Issuer outstanding as of October 31, 2012 as reported on the Issuer’s Form 10-Q filed with the Commission on November 9, 2012.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 10050 Bandley Drive, Cupertino, California.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG DASA Advisors, Inc., a Delaware corporation (“DASA Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

DASA Advisors is a member of M West GP, LLC, a Delaware limited liability company (“M West”), and has the right to designate two of the four managers to the board of managers of M West.  M West is the general partner of M West Holdings, L.P., a Delaware limited partnership (“M West Holdings”).  As further described in Item 4 below, pursuant to the voting agreement (the “Voting Agreement”), dated November 2, 2012, by and between M West Holdings and Carl E. Berg (the “Stockholder”), the Stockholder agreed to, among other things, grant an irrevocable proxy to M West Holdings in respect of the 2,000,000 shares of Common Stock owned by the Stockholder as of the date of the Voting Agreement together with any other equity interests in the Issuer acquired by the Stockholder after the date of the Voting Agreement, and prior to the termination of the Voting Agreement (the “Shares”).  Because of DASA Advisors’ relationship to M West Holdings, DASA Advisors may be deemed to beneficially own the Shares.

 Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of DASA Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to DASA Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of DASA Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of TPG Group Holdings (SBS) Advisors, Inc. (an affiliate of DASA Advisors) and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of TPG Group Holdings (SBS) Advisors, Inc. and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of DASA Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to and descriptions of the Voting Agreement set forth above in this Item 2 do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, which has been filed as Exhibit 99.2 and is incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

Divco MW Co-GP, LLC (“Divco”) is the other member of M West and has the right to designate two of the four managers to the board of managers of M West.  As a result, the Reporting Persons and Divco may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Act.  The Reporting Persons disclaim membership in a group with Divco, and disclaim beneficial ownership of any shares of Common Stock held by Divco.

On November 2, 2012, the Issuer and M West Holdings entered into an Agreement of Purchase and Sale and Escrow Instructions (the “Transaction Agreement”) pursuant to which the Issuer has agreed to sell certain of its assets to M West Holdings (the “Transaction”).  Concurrently with the execution and delivery of the Transaction Agreement, as an inducement to M West Holdings to enter into the Transaction Agreement, M West Holdings required that the Stockholder enter into the Voting Agreement.

Pursuant to the terms of the Voting Agreement, the Stockholder agreed to vote (or cause to be voted) the Shares in favor of the approval of the Transaction and the Transaction Agreement and each of the transactions contemplated by the Transaction Agreement.  The Stockholder also agreed to vote the Shares against (i) any purchase and sale transaction or purchase and sale agreement (other than the Transaction and the Transaction Agreement), merger or merger agreement, consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) any tender offer or exchange offer, as such terms are used in the Act, that, if consummated, would result in any person or “group” beneficially owning 20% or more of the outstanding Common Stock (a “Tender Offer”), (iii) any inquiry, proposal or offer to acquire (A) 20% or more of the properties included in the Transaction, (B) 20% or more of the aggregate assets of the Issuer and its subsidiaries, or (C) 20% of the outstanding equity securities or business of the Issuer and its subsidiaries (together with a Tender Offer, an “Acquisition Proposal”), (iv) any amendment of the Issuer’s charter documents, bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries, which would in any manner delay, impede, frustrate, prevent or nullify the Transaction, the Transaction Agreement or any of the other transactions contemplated by the Transaction Agreement or change in any manner the voting rights of Common Stock, and (v) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Transaction Agreement.

The Stockholder agreed not to (i) transfer or enter into any agreement, option or other arrangement with respect to the transfer of, the Shares to any person, other than pursuant to the Transaction Agreement or (ii) grant any proxies, deposit any of the Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Shares, other than pursuant to the Voting Agreement.

The Stockholder irrevocably appointed M West Holdings or its designee as the Stockholder’s agent, attorney and proxy, to vote (or cause to be voted) the Shares in the same manner as described above. In the event that the Stockholder fails for any reason to vote the Shares in accordance with the requirements of the Voting Agreement, then M West Holdings will have the right to vote the Shares. The vote of M West Holdings shall control in any conflict between the vote by M West Holdings of the Shares and a vote by the Stockholder of the Shares.

The Stockholder agreed not to (i) solicit, or initiate or knowingly encourage, facilitate or induce, any inquiries, proposals or offers with respect to, or that reasonably may be expected to lead to the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or that reasonably may be expected to lead to, or furnish to any person any non-public information with respect to, or provide access to properties or otherwise cooperate with respect to, any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, or (iv) enter into any letter of intent or similar document or any agreement or commitment providing for any Acquisition Proposal.

The Voting Agreement shall terminate and the proxy given to M West Holdings shall be automatically revoked (i) upon the earlier of (A) the closing date of the Transaction and (B) the termination of the Transaction Agreement in accordance with the terms thereof, or (ii) at any time upon notice by M West Holdings.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to and descriptions of the Voting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, which has been filed as Exhibit 99.2 and is incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b)                      The following disclosure assumes that there are 22,674,020 shares of Common Stock outstanding as of October 31, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2012, which was filed with the Commission on November 9, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 2,000,000 shares of Common Stock of the Issuer subject to the Voting Agreement, which constitutes approximately 8.8% of the outstanding Common Stock of the Issuer.  Notwithstanding the foregoing and except as provided in the Voting Agreement, the Reporting Persons (i) are not entitled to any rights with respect to the Shares, (ii) do not have the power to vote, dispose of, or direct the voting or disposal of, any of the Shares, and (iii) do not have the power to direct the acquisition of any shares of Common Stock, including through the conversion of any equity interests in any other entity that may be convertible into any shares of Common Stock.  The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock of the Issuer (including the Shares), and nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

(c)           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 are hereby incorporated herein by reference.

Except for the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

99.1.	Agreement of Joint Filing by TPG DASA Advisors, Inc., David Bonderman and James G. Coulter, dated as of November 13, 2012.

99.2.	Voting Agreement, dated as of November 2, 2012, by and between M West Holdings, L.P. and Carl E. Berg.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2012

TPG DASA Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

99.1.	Agreement of Joint Filing by TPG DASA Advisors, Inc., David Bonderman and James G. Coulter, dated as of November 13, 2012.

99.2.	Voting Agreement, dated as of November 2, 2012, by and between M West Holdings, L.P. and Carl E. Berg.